Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2022

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”) and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to BEP for the year ended December 31, 2022 (collectively, our “Named Executive Officers” or “NEOs”):

Connor Teskey, Chief Executive Officer of the Service Provider;

Wyatt Hartley, Chief Financial Officer of the Service Provider;

Julian Deschâtelets, Head of Capital Markets of the Service Provider;

Jennifer Mazin, Managing Partner, Renewable Power & Transition and General Counsel of the Service Provider; and

F. Mitchell Davidson, Chief Executive Officer, U.S. Operations.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the NEOs. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Brookfield.

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the DSUP (as defined below), or restricted shares under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the management resources and compensation committee of Brookfield Corporation or the governance, nominating and compensation committee of Brookfield Asset Management, as applicable (the “Brookfield Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made as long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer term.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that Brookfield is able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of BEP participate. They are described below in more detail:

1.

Management Share Option Plans (the “MSOP”). The MSOP govern the granting to executives of options to purchase Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Brookfield Compensation Committee has a specific written mandate to review and approve executive compensation. The Brookfield Compensation Committee makes recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.

Deferred Share Unit Plans (the “DSUP”). The DSUP provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP are administered by the Brookfield Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and the escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield shareholders, receive dividends and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a Cash Bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares” or “ES”) of one or more private companies (each an “Escrowed Company”) to executives and other individuals designated by the Brookfield Compensation Committee. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each Escrowed Company uses its cash resources to directly and indirectly purchase Brookfield Class A Shares. Dividends paid to each Escrowed Company on the Brookfield Class A Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an Escrowed Company are not voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than ten years from the award date. The value of the Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. The Brookfield Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider.

On July 31, 2020, BEP and Brookfield Renewable Corporation (“BEPC”) completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which BEP and BEPC acquired all of the outstanding shares of Class A common stock of TerraForm Power (“TERP Shares”), other than the approximately 62% owned by BEP and its affiliates (the “TERP Transaction”). Pursuant to the TERP Transaction, any outstanding restricted stock unit awards (the “TERP RSUs”) granted to eligible directors, officers, employees, consultants or independent contractors (collectively, the “Participants”) of the TerraForm Power, Inc. 2018 Amended and Restated Long-Term Incentive Plan (the “TerraForm Plan”) were converted into time-based restricted stock units of BEPC (the “Legacy TERP RSUs”). BEPC assumed the TerraForm Plan only with respect to those TERP RSUs that were issued and outstanding immediately prior to the completion of the TERP Transaction. The Legacy TERP RSUs are subject to substantially the same terms and conditions as were applicable to the TERP RSUs (except that the form of payment upon vesting will be in BEPC class A exchangeable subordinate voting shares (the “exchangeable shares”)). As at December 31, 2022, 22,046 Legacy TERP RSUs were outstanding, representing less than 1% of the issued and outstanding exchangeable shares as at that date. No additional awards may be issued under the TerraForm Plan other than those in respect of currently outstanding Legacy TERP RSUs. The TerraForm Plan is administered by the board of directors of BEPC.

Legacy TERP RSUs are awards denominated in exchangeable shares that represent an unfunded and unsecured promise to deliver cash, exchangeable shares, other securities, other awards or other property upon the lapse of restrictions applicable thereto. Each Legacy TERP RSU is granted with respect to one exchangeable share or has a value equal to the fair market value of one exchangeable share. Legacy TERP RSUs are not actual exchangeable shares and do not therefore contain any voting or distribution rights or other shareholder rights, although the applicable grant agreement may provide that any ordinary distributions on the exchangeable shares underlying the Legacy TERP RSUs will be distributed to Participants in the form of distribution-equivalent payments or are deemed reinvested in additional Legacy TERP RSUs that are subject to vesting conditions, which vesting conditions may be the same as those applicable to the underlying Legacy TERP RSUs. Each Participant’s grant agreement sets forth the terms and conditions related to treatment of the Legacy TERP RSUs in the event of the Participant’s termination of continuous service. In general, except to the extent otherwise provided by the board of directors of BEPC or in the Participant’s grant agreement, Participants may not transfer Legacy TERP RSUs, except by will or the laws of descent and distribution. In response to unusual or non-recurring events, including a change of control or changes in applicable laws affecting BEPC or its affiliates, the board of directors of BEPC is authorized to make certain adjustments in the terms and conditions of Legacy TERP RSUs in its discretion. These adjustments may include: (i) providing for a substitution or assumption of Legacy TERP RSUs; (ii) accelerating the exercisability of, lapse of restrictions on, or termination of, Legacy TERP RSUs; or (iii) providing for a cash payment to the holder of a Legacy TERP RSU in consideration for the cancellation of such award.

Subject to any government regulation, the TerraForm Plan may be amended, modified or terminated by the board of directors of BEPC without the approval of BEPC’s shareholders, except where shareholder approval is required by law. No modification, amendment or termination that is materially adverse to a Participant will be effective without the consent of the affected Participant, unless required by applicable law. No termination, suspension or modification of the TerraForm Plan may materially and adversely affect any right acquired by any Participant under an award granted before the date of termination, suspension or modification, unless otherwise provided in a grant agreement or otherwise or required as a matter of law. The board of directors of BEPC may amend the TerraForm Plan in any respect deemed necessary or advisable to comply with Section 409A of the Internal Revenue Code of 1986, as amended. The board of directors of BEPC may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Legacy TERP RSU previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the applicable grant agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any Participant to any Legacy TERP RSU previously granted will not to that extent be effective without the consent of the affected Participant.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	22,046	n/a	—
Total	22,046	—	—

Distribution of the Asset Management Business

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business through Brookfield Asset Management pursuant to a plan of arrangement (the “Arrangement”). In connection with the Arrangement, a number of adjustments were made to Brookfield Corporation’s outstanding long-term incentive awards:

•

Options. Each holder of an option under Brookfield Corporation’s MSOP disposed of their rights to such option to Brookfield Corporation in consideration for the grant by Brookfield Corporation to such holder of a replacement option and the grant by Brookfield Asset Management to such holder of 0.25 of a replacement option to purchase a Brookfield Asset Management Class A Share (rounded down to the nearest whole option) pursuant to Brookfield Asset Management’s MSOP. Except with respect to the exercise price of such replacement options, each of the replacement options under the MSOP have similar terms and conditions, adjusted as appropriate, as the options granted under the MSOP and held by the holders thereof immediately prior to the Arrangement becoming effective.

•

DSUs. Each holder of a Brookfield Corporation DSU continued to hold such DSU following the Arrangement (the value of which continues to reflect the fair market value of a BN Class A Share) and was granted 0.25 of a tracking DSU for each DSU held (the value of which reflects the fair market value of a Brookfield Asset Management Class A Share) to reflect the reduction in fair market value of the DSUs as a result of the Arrangement. The tracking DSUs have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding DSUs held by the holder thereof immediately prior to the Arrangement becoming effective.

•

Restricted Share Units (“RSUs”). Each holder of a Brookfield Corporation RSU continued to hold such RSU following the Arrangement (the value of which continues to be based on the fair market value of a BN Class A Share) and was granted DSUs to reflect the reduction in the fair market value of the RSUs as a result of the Arrangement. The DSUs so granted have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding RSUs held by the holder thereof immediately prior to the Arrangement becoming effective. In addition, following the Arrangement, certain holders of RSUs on the date the Arrangement became effective, received a one-time award of Brookfield Asset Management Escrowed Shares in an amount up to one Escrowed Share for every four RSUs held, at the discretion of the Brookfield Corporation board.

•

Restricted Shares. Each holder of a Restricted Share of Brookfield Corporation participated in the Arrangement on the same basis as all other holders of BN Class A Shares and received one Restricted Share of Brookfield Asset Management for every four Restricted Shares of Brookfield Corporation held.

•

Escrowed Shares. Prior to completion of the Arrangement, the vesting for the majority of the Brookfield Corporation Escrowed Shares that were outstanding was accelerated and such Escrowed Shares were exchanged for BN Class A Shares (“Exchanged Escrowed Shares”) issued from treasury, such that holders thereof participated in the Arrangement on the same basis as all other holders of BN Class A Shares. In connection with the Arrangement, each previous holder of an Exchanged Escrowed Share was granted a fraction of an Escrowed Share of Brookfield Corporation and a fraction of an Escrowed Share of Brookfield Asset Management to reflect the leverage lost on the early exchange of the Exchanged Escrowed Share (the “Escrowed Share Arrangement Adjustments”).

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2022:

•

In January 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a utility-scale solar and storage development business in the United States with a 20 gigawatt development pipeline for $702 million ($140 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved. Brookfield Renewable holds a 20% interest.

•

In March 2022, Brookfield Renewable, together with institutional partners, committed to invest up to C$300 million ($236 million, $47 million net to Brookfield Renewable) into Entropy Inc., a provider of carbon capture and storage (“CCS”) solutions through a convertible security. We together with our institutional partners have to date funded C$28 million ($21 million, $5 million net to Brookfield Renewable) to support the buildout of Entropy Inc.’s development pipeline of CCS projects.

•

In June 2022, Brookfield Renewable, together with institutional partners, invested $122 million ($25 million net to Brookfield Renewable) for an 20% interest in a utility and independent power producer in the Americas with 1,200 MW of operating capacity and a 1,300 MW wind and solar development pipeline. Brookfield Renewable, together with institutional partners, also funded $148 million ($30 million net to Brookfield Renewable) and committed to invest up to $230 million ($46 million net to Brookfield Renewable) through a preferred share structure to fund the buildout of the business’ development pipeline.

•

In June 2022, Brookfield Renewable, together with institutional partners, sold a 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of R$462 million (approximately $90 million, or $23 million net to Brookfield Renewable).

•

In August 2022, Brookfield Renewable, together with institutional partners, committed to invest up to $137 million ($28 net to Brookfield Renewable) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to Brookfield Renewable) in approved CCS projects in California. We together with institutional partners have to date funded $48 million ($10 million net to Brookfield Renewable).

•

In September 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a distributed generation solar development business in the United States with 500 MW of operating and under construction assets, and an 1,800 MW development pipeline for $614 million ($123 million net to the Corporation). Brookfield Renewable has a 20% interest.

•

In October 2022, Brookfield Renewable, together with institutional partners, formed a partnership with Cameco Corporation to acquire 100% of Westinghouse Electric Corporation, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners for $4.5 billion (up to $750 million net to Brookfield Renewable). We, together with our institutional partners, expect to own an aggregate 51% interest (up to 17% net to Brookfield Renewable) with Cameco Corporation owning 49%. The transaction is subject to customary closing conditions, with closing expected to occur in the second half of 2023.

•

In October 2022, Brookfield Renewable, together with institutional partners, invested $50 million ($10 million net to Brookfield Renewable) in LanzaTech NZ Inc., a developer of facilities that transforms waste carbon into inputs that can be used for industrial processes through a convertible security, with the option to invest up to $500 million ($100 million net to Brookfield Renewable) to support buildout of its development pipeline of carbon capture and transformation projects.

•

In November 2022, Brookfield Renewable, together with institutional partners, invested $200 million ($40 million net to Brookfield Renewable) into CLP Circular Services Holdings, LLC, a developer, owner and operator of municipal recycling facilities based in the United States. The investment was made as preferred equity with the option to invest an additional up to $500 million ($100 million net to Brookfield Renewable) to fund the buildout of its development pipeline of municipal recycling facilities.

•

In December 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a utility-scale wind and solar development business in the United States with 800 MW of operating wind assets and a pipeline of over 22,000 MW of wind, solar and storage projects for $1 billion ($200 million net to Brookfield Renewable). Brookfield Renewable holds a 20% interest.

•

In December 2022, Brookfield Renewable, together with institutional partners, invested $150 million ($30 million net to Brookfield Renewable) in California Bioenergy LLC, a leading developer, operator and owner of renewable natural gas assets in the United States. The investment was made through a combination of preferred equity and a 10% common equity interest in California Bioenergy LLC. Together with institutional partners, we have committed to fund an additional $100 million ($20 million net to Brookfield Renewable) and have the option to invest an additional up to $250 million ($50 million net to Brookfield Renewable), in each case, in exchange for preferred equity, to fund the buildout of its development pipeline of renewable natural gas projects.

•

In addition to the above, during the course of 2022, Brookfield Renewable, together with institutional partners, acquired or agreed to acquire, an aggregate 2,089 MW of wind and solar development projects across its portfolio that have not yet commenced construction. These projects were acquired for $8 million ($2 million net to Brookfield Renewable) and are located in our core geographies. Brookfield Renewable will typically hold a 20% interest in each project, and we expect to deploy $1,827 million ($365 million net to Brookfield Renewable) to bring them to commercial operation over the next two to three years.

For further information on our 2022 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Brookfield Renewable Partners L.P.	100	86.0	155.4	276.8	235.3	184.9
S&P / TSX Composite Index Total Return	100	91.1	112.0	118.3	148.0	139.5

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs for the period from January 1, 2022 to December 31, 2022 and for the previous two years. Mr. Teskey is remunerated in British Pounds Sterling. Mr. Hartley, Mr. Deschâtelets and Ms. Mazin are remunerated in Canadian dollars. Mr. Davidson is remunerated in U.S. dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British Pound Sterling compensation amounts listed in the following table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rates for 2022 of C$1.00 = U.S.$0.7688 and GBP1.00 = U.S.$1.2366, respectively, unless otherwise indicated.

Summary Compensation Table (a)
			Non-equity Incentive Plan Compensation				Escrowed Shares(d)	Options(e)
		Annual Base Salary	Annual Cash Bonus(b)	Deferred Share Units (DSUs)(b)	Restricted Shares(b)	Long-Term Incentive Plans(c)			All Other Compensation(f)	Total Annual Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey Chief Executive Officer of the Service Provider	2022	741,960	741,960	—	—	113,321	3,922,875	—	63,367	5,583,482
	2021	680,130	1,380,786	—	—	—	6,465,120	—	57,798	8,583,834
	2020	680,130	680,130	—	—	—	3,485,000	697,000	48,824	5,591,084
Wyatt Hartley Chief Financial Officer of the Service Provider	2022	403,620	403,620	—	—	—	—	547,372	29,337	1,383,949
	2021	365,180	365,180	—	—	—	—	985,123	29,018	1,744,501
	2020	326,740	326,740	—	768,800	—	—	686,545	21,271	2,130,096
Julian Deschâtelets Managing Partner, Renewable Power & Transition and Head of Capital Markets of the Service Provider	2022	345,960	274,846	—	19,220	—	—	253,810	6,323	900,159
	2021	269,080	215,264	—	—	—	—	268,033	20,412	772,789
	2020	253,704	190,278	—	—	—	—	118,319	19,584	581,886
Jennifer Mazin Managing Partner, Renewable Power & Transition and General Counsel of the Service Provider	2022	442,060	442,060	—	—	—	—	493,236	29,792	1,407,149
	2021	418,996	418,996	—	—	278,312	—	434,894	29,006	1,580,204
	2020	411,308	411,308	—	—	—	—	278,826	25,076	1,126,518
F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2022	675,000	675,000	—	—	—	—	558,748	33,037	1,941,785
	2021	625,000	625,000	—	—	411,142	—	507,577	42,119	2,210,838
	2020	600,000	600,000	—	—	—	—	137,309	41,047	1,378,356

(a)

On June 28, 2021, Brookfield Corporation established Brookfield Reinsurance Ltd. (“BNRE”) and paid a special dividend valued at $0.34 for every one BN Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the Brookfield Corporation board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and will be fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of BNRE. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses or DSUs in lieu of cash bonuses awarded, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	DSUs (#)	Total Value ($)
Connor Teskey	8,620	—	8,292	874,083
Wyatt Hartley	—	83,087	—	83,037
Julian Deschâtelets	—	10,183	—	10,183
Jennifer Mazin	—	76,844	—	76,844
F. Mitchell Davidson	—	23,298	—	23,298

(b)

Some of the NEOs have elected to reinvest a portion of their Cash Bonus for 2022 in the form of Restricted Shares. None of the NEOs have elected to reinvest any portion of their Cash Bonus for 2022 in the form of DSUs.

(c)	The amounts for 2021 include advance payments made to Ms. Mazin and Mr. Davidson under the carried interest plans for Brookfield Infrastructure Fund II.
(d)	The amounts for 2020, 2021 and 2022 reflect the annual grants of Escrowed Shares.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the Escrowed Share Arrangement Adjustments.

Name	Brookfield Corporation Escrowed Shares (#)	Brookfield Asset Management Escrowed Shares (#)	Grant Date Fair Value ($)
Connor Teskey	1,680,429	420,107	14,212,227

(e)	The amounts for 2020, 2021 and 2022 reflect annual grants of options and carried interest in a Brookfield fund managed plan.

The value awarded to Mr. Teskey, Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The amounts for Mr. Deschâtelets, Ms. Mazin and Mr. Davidson also include values of carried interests awarded to Ms. Mazin in 2020, 2021 and 2022 and Mr. Deschâtelets and Mr. Davidson in 2021 and 2022, which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 22, 2021, February 18, 2022 and February 16, 2023, as applicable.

(f)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the Brookfield Corporation options, Restricted Shares, Escrowed Shares and DSUs outstanding as at December 31, 2022. These values do not include awards made to the NEOs in 2023 in respect of 2022.

			Brookfield Corporation Share-Based Awards(a)
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options(b)	Number of Unvested RS	Market Value of Unvested RS(c)	Market Value of Vested RS(c)	Number of Unvested ES	Market Value of Unvested ES (d)	Market Value of Vested ES(d)	Number of Unvested DSUs	Market Value of Unvested DSUs(e)	Market Value of Vested DSUs(e)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Connor Teskey	1,239,887	4,544,852	—	—	—	1,680,429	—	—	1,885	59,306	206,282
Wyatt Hartley	303,250	686,282	7,324	230,211	57,553	—	—	—	—	—	—
Julian Deschâtelets	36,175	—	1,708	53,699	162,043	—	—	—	—	—	—
Jennifer Mazin	237,412	1,998,387	785	24,669	594,022	—	—	—	—	—	82,772
F. Mitchell Davidson	83,024	214,815	—	—	—	—	—	—	—	—	—

(a)

All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 30, 2022 was U.S.$31.43 (C$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7382) and U.S.$31.46 on the NYSE, as applicable.

(b)	The market value of the options is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options.
(c)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BN Class A Share on December 30, 2022. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the BN Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. In connection with the Arrangement, the vesting for the majority of Brookfield Corporation’s Escrowed Shares that were outstanding was accelerated and such Escrowed Shares were exchanged for BN Class A Shares issued from treasury.

(e)

The market value is calculated as the number of DSUs (which includes any DSUs issued in connection with the Arrangement) multiplied by the closing price of a BN Class A Share on December 30, 2022. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding as at December 31, 2022. These values do not include awards made to the NEOs in 2023 in respect of 2022.

			Brookfield Asset Management Share-Based Awards(a)
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options(b)	Number of Unvested RS	Market Value of Unvested RS(c)	Market Value of Vested RS(c)	Number of Unvested ES	Market Value of Unvested ES (d)	Market Value of Vested ES(d)	Number of Unvested DSUs	Market Value of Unvested DSUs(e)	Market Value of Vested DSUs(e)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Connor Teskey	309,970	1,117,444	—	—	—	420,107	—	—	469	13,452	46,789
Wyatt Hartley	75,811	171,728	1,831	52,403	13,101	—	—	—	—	—	—
Julian Deschâtelets	9,042	—	427	12,223	36,886	—	—	—	—	—	—
Jennifer Mazin	59,351	486,011	195	5,590	134,614	—	—	—	—	—	18,774
F. Mitchell Davidson	20,755	53,676	—	—	—	—	—	—	—	—	—

(a)

All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable according to the currency in which the awards were originally made. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was U.S.$28.62 (C$38.77 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = U.S.$0.7382) and U.S.$28.67 on the NYSE, as applicable.

(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options.
(c)

The market value is calculated as the number of Restricted Shares (which includes any Restricted Shares issued in connection with the Arrangement) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares held by the applicable Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. The values in this column include the Escrowed Shares granted in connection with the Arrangement.

(e)

The market value is calculated as the number of DSUs (which includes the tracking DSUs issued in connection with the Arrangement) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option-Based Awards

The following table shows the details of each Brookfield Corporation option outstanding as at December 31, 2022. These values do not include awards made to the NEOs in 2023 in respect of 2022.

	Brookfield Corporation Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Connor Teskey	7,500	16.6979	February 22, 2026	110,716
	1,200	16.6979	February 22, 2026	17,715
	45,000	20.1353	February 16, 2027	509,612
	13,500	20.1353	February 16, 2027	152,883
	10,350	22.0500	February 25, 2028	97,394
	150,000	22.0500	February 25, 2028	1,411,500
	306,862	24.1439	February 25, 2029	2,245,033
	605,475	37.0250	February 24, 2030	—
	100,000	35.5621	February 21, 2031	—
	1,239,887			4,544,852
Wyatt Hartley	22,800	20.1353	February 16, 2027	258,203
	24,150	22.0500	February 25, 2028	227,252
	27,450	24.1439	February 25, 2029	200,827
	25,500	31.6443	December 13, 2029	—
	13,425	37.0250	February 24, 2030	—
	98,500	35.5621	February 21, 2031	—
	13,765	46.6218	February 17, 2032	—
	77,660	46.6218	February 17, 2032	—
	303,250			686,282
Julian Deschâtelets	12,975	37.0250	February 24, 2030	—
	16,975	35.5621	February 21, 2031	—
	6,225	46.6218	February 24, 2030	—
	36,175			—
Jennifer Mazin	6,825	16.6979	February 22, 2026	100,751
	79,500	20.1353	February 16, 2027	900,314
	51,750	22.0500	February 25, 2028	486,968
	37,500	22.0500	February 25, 2028	352,875
	21,525	24.1439	February 25, 2029	157,479
	15,562	31.6443	December 13, 2029	—
	13,350	35.5621	February 21, 2031	—
	11,400	46.6218	February 17, 2032	—
	237,412			1,998,387

F. Mitchell Davidson	29,362	24.1439	February 25, 2029	214,815
	19,462	37.0250	February 24, 2030	—
	19,700	35.5621	February 21, 2031	—
	14,500	46.6218	February 17, 2032	—
	83,024			214,815

(a)

The market value of the options is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 30, 2022 was U.S.$31.43 (C$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7382) and U.S.$31.46 on the NYSE, as applicable.

The following table shows the details of each Brookfield Asset Management option outstanding as at December 31, 2022. These values do not include awards made to the NEOs in 2023 in respect of 2022.

	Brookfield Asset Management Option-Based Awards(a)
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(b) ($)
Connor Teskey	1,875	14.7706	February 22, 2026	26,061
	300	14.7706	February 22, 2026	4,170
	11,250	17.8112	February 16, 2027	122,162
	3,375	17.8112	February 16, 2027	36,648
	2,587	19.5049	February 25, 2028	23,710
	37,500	19.5049	February 25, 2028	343,691
	76,715	21.3572	February 25, 2029	561,001
	151,368	32.7515	February 24, 2030	—
	25,000	31.4574	February 21, 2031	—
	309,970			1,117,444
Wyatt Hartley	5,700	17.8112	February 16, 2027	61,895
	6,037	19.5049	February 25, 2028	55,330
	6,862	21.3572	February 25, 2029	50,180
	6,375	27.9919	December 13, 2029	4,323
	3,356	32.7515	February 24, 2030	—
	24,625	31.4574	February 21, 2031	—
	3,441	41.2406	February 17, 2032	—
	19,415	41.2406	February 17, 2032	—
	75,811			171,728
Julian Deschâtelets	3,243	32.7515	February 24, 2030	—
	4,243	31.4574	February 21, 2031	—
	1,556	41.2406	February 17, 2032	—
	9,042			—

Jennifer Mazin	1,706	14.7706	February 22, 2026	23,712
	19,875	17.8112	February 16, 2027	215,819
	12,937	19.5049	February 25, 2028	118,569
	9,375	19.5049	February 25, 2028	85,923
	5,381	21.3572	February 25, 2029	39,350
	3,890	27.9919	December 13, 2029	2,638
	3,337	31.4574	February 21, 2031	—
	2,850	41.2406	February 17, 2032	—
	59,351			486,011
F. Mitchell Davidson	7,340	21.3572	February 25, 2029	53,676
	4,865	32.7515	February 24, 2030	—
	4,925	31.4574	February 21, 2031	—
	3,625	41.2406	February 17, 2032	—
	20,755			53,676

(a)	Brookfield Asset Management options were issued in connection with the Arrangement.
(b)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was U.S.$28.62 (C$38.77 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7382) and U.S.$28.67 on the NYSE, as applicable.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all Brookfield options, share-based awards, and non-equity plan compensation which vested during 2022.

	Value Vested During 2022 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares (e)
Named Executive Officer	($)	($)	($)	($)	($)
Connor Teskey	9,642,978	176,154	—	7,182,650	741,960
Wyatt Hartley	1,692,451	—	191,977	—	403,620
Julian Deschâtelets	157,572	—	139,981	—	274,846
Jennifer Mazin	2,535,773	1,086	88,277	—	442,060
F. Mitchell Davidson	533,248	—	—	—	675,000

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = U.S.$0.7688. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2022, including DSUs granted in connection with the Arrangement.
(d)	Values in this column represent the value of Restricted Shares vested in 2022, including Restricted Shares awarded on February 18, 2022 in lieu of the Cash Bonus related to performance in 2021.
(e)	Values in this column represent the value of Escrowed Shares vested in 2022, including Escrowed Shares vested in connection with the Arrangement.

Pension and Retirement Benefits

BEP’s NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401(k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of the Brookfield Compensation Committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

Notes:

(a)	Up to but not beyond the expiry date of the options.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified in this Statement of Executive Compensation, when used herein the terms “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable. All references to “$” and “U.S.$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report.

“Annual Report” means the annual report of BEP filed on Form 20-F for the year ended December 31, 2022, as may be amended from time to time.

“Arrangement” has the meaning given to it in the section titled “Distribution of the Asset Management Business” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEPC” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“BN Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“BNRE” has the meaning given to it in the section titled “Summary of Compensation” of this Statement of Executive Compensation.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable and unless the context otherwise requires, includes Brookfield Asset Management.

“Brookfield Asset Management” means Brookfield Asset Management Ltd.

“Brookfield Asset Management Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Brookfield Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Brookfield Compensation Committee” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Brookfield Corporation” means Brookfield Corporation (formerly Brookfield Asset Management Inc.).

“Brookfield Renewable” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, taken together, or any one or more of them, as the context requires.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“CCS” has the meaning given to it in the section titled “Key Accomplishments” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” or “ES” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Exchangeable Class A Shares” has the meaning given to it in the section titled “Summary of Compensation” of this Statement of Executive Compensation.

“exchangeable shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders, and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report.

“Holding Entities” means BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.

“Legacy TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism or pursuant to the exchange of BEPC exchangeable shares.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the fourth amended and restated master services agreement, dated June 30, 2022, among Brookfield Corporation, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others, as amended from time to time.

“MSOP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Participants” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Restricted Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2022.

“TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Transaction” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Power” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TSX” means the Toronto Stock Exchange.